# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silver Point Specialty Lending Fund, CIK 0001646614
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 2 GREENWICH PLAZA, FIRST FLOOR, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001019231

## Reporting persons
- UNIVERSITY OF TEXAS/TEXAS AM INVESTMENT MANAGEMENT CO: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 3,385,455.4; shared voting power 0; sole dispositive power 3,385,455.4; shared dispositive power 0; aggregate amount beneficially owned 3,385,455.4 (15.9% of the class)

## Item 1. Issuer
Name of issuer: Silver Point Specialty Lending Fund
Address of issuer's principal executive offices: 2 GREENWICH PLAZA, FIRST FLOOR, GREENWICH, CONNECTICUT, 06830

## Item 2. Person Filing
Name of person filing:
The University of Texas/Texas A&M Investment Management Company
The Board of Regents of the University of Texas System
Address of principal business office or, if none, residence:
UTIMCO
210 West 7th Street
Suite 1700
Austin, TX 78701

The Regents
210 West 7th Street
Suite 1700
Austin, TX 78701
Citizenship:
UTIMCO Texas
The Regents Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
UTIMCO 3,385,455.4
The Regents 3,385,455.4
Percent of class:
UTIMCO 15.9%
The Regents 15.9%
Sole power to vote or to direct the vote:
UTIMCO 3,385,455.4
The Regents 3,385,455.4
Shared power to vote or to direct the vote:
UTIMCO 0
The Regents 0
Sole power to dispose or to direct the disposition:
UTIMCO 3,385,455.4
The Regents 3,385,455.4
Shared power to dispose or to direct the disposition:
UTIMCO 0
The Regents 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The filing persons named above are collectively referred to herein as the Reporting Persons.

Pursuant to an Investment Management Services Agreement with The Board of Regents of the University of Texas System the Regents, The University of Texas/Texas A&M Investment

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- UNIVERSITY OF TEXAS/TEXAS AM INVESTMENT MANAGEMENT CO: /s/ Joan Moeller, Chief Operating Officer (02/13/2026)